Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 9, 2019

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held in Saskatoon, Saskatchewan on May 9, 2019.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Withheld
Christopher M. Burley	423,620,753/99.27%	3,114,067/0.73%
Maura J. Clark	415,978,488/97.48%	10,756,332/2.52%
John W. Estey	413,767,720/96.96%	12,967,100/3.04%
David C. Everitt	405,514,331/95.03%	21,220,489/4.97%
Russell K. Girling	425,001,329/99.59%	1,733,491/0.41%
Miranda C. Hubbs	425,493,446/99.71%	1,241,374/0.29%
Alice D. Laberge	423,375,328/99.21%	3,359,492/0.79%
Consuelo E. Madere	424,972,639/99.59%	1,762,181/0.41%
Charles V. Magro	423,545,932/99.25%	3,188,888/0.75%
Keith G. Martell	413,075,719/96.80%	13,659,101/3.20%
Aaron W. Regent	415,468,547/97.36%	11,266,273/2.64%
Mayo M. Schmidt	423,627,304/99.27%	3,107,520/0.73%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 456,666,598 votes “For” (99.49%) and 2,357,240 votes “Withheld” (0.51%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 377,460,050 votes “For” (88.45%) and 49,280,203 votes “Against” (11.55%).